16002189

SEC Processing Section

FEB 29 2016

Washington DC 404

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | March 31, 2016 |
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# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

| SEC FILE NUMBER |
|---|
| 8- 52697 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Signature Securities Group Corporation

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

29 West 38th Street
(No. and Street)

| New York | NY | 10018 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jonathan Roberts 646-822-1433
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

| 345 Park Avenue | New York | NY | 10154 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Jonathan Roberts, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Signature Securities Group Corporation, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Jenny Tam
Notary Public
State of NY
County of NY
No. 31-5028041
Expires. June 13, 2018

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**SIGNATURE SECURITIES GROUP CORPORATION**
(A Wholly Owned Subsidiary of Signature Bank)

Statement of Financial Condition

December 31, 2015

(With Report of Independent Registered Public Accounting Firm Thereon)

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

## Report of Independent Registered Public Accounting Firm

The Board of Directors
Signature Securities Group Corporation:

We have audited the accompanying statement of financial condition of Signature Securities Group Corporation, a wholly owned subsidiary of Signature Bank, as of December 31, 2015. The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Signature Securities Group Corporation as of December 31, 2015, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 26, 2016

**SIGNATURE SECURITIES GROUP CORPORATION**
(A Wholly Owned Subsidiary of Signature Bank)

Statement of Financial Condition

December 31, 2015

| | | |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents ($528,992 with the Parent) | $ | 27,815,885 |
| Receivable from broker-dealers and clearing organizations | | 332,480 |
| Premises and equipment, net | | 179,600 |
| Due from affiliate | | 1,704,828 |
| Deferred tax asset, net | | 817,359 |
| Other assets | | 276,854 |
| Total assets | | 31,127,006 |
| **Liabilities and Stockholder's Equity** | | |
| Liabilities: | | |
| Accrued expenses payable | | 2,196,163 |
| Due to affiliate | | 525,790 |
| Total liabilities | | 2,721,953 |
| Stockholder's equity: | | |
| Common stock, $1 par value. Authorized 100 shares; issued and outstanding 60 shares | | 60 |
| Additional paid-in capital | | 26,420,682 |
| Retained earnings | | 1,984,311 |
| Total stockholder's equity | | 28,405,053 |
| Total liabilities and stockholder's equity | $ | 31,127,006 |

See accompanying notes to statement of financial condition.

**(1) Organization**

Signature Securities Group Corporation (SSG or the Company), a wholly owned subsidiary of Signature Bank (the Parent), was incorporated in the State of New York on May 26, 2000. The Company is a registered broker and dealer in securities under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. The Company is subject to regulation and oversight by the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA).

**(2) Summary of Significant Accounting Policies**

***(a) Basis of Presentation***

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including "riskless" principal transactions, agency transactions, investment advisory services, and consulting services.

The accompanying financial statements have been prepared from separate records maintained by the Company, and may not necessarily be indicative of the financial condition, which would have existed if the Company had been operating as an unaffiliated entity.

***(b) Cash and Cash Equivalents***

The Company has defined cash and cash equivalents as highly liquid investments with original maturities of less than three months that are not held for sale in the ordinary course of business. These financial instruments are reflected in the statement of financial condition on a trade-date basis and are recorded at fair value.

Cash and cash equivalents at December 31, 2015 primarily consisted of a bank money market account with the Parent of $443 thousand, a nonallowable asset, and Fidelity U.S. government money market funds of $25.2 million, an allowable asset. Other cash and cash equivalents balances of the Company total $2.2 million. Typically, all cash and cash equivalents would be considered allowable assets in the computation of net capital; however, since the $443 thousand is on deposit with SSG's Parent the balance must be treated as a nonallowable asset due to its direct affiliation.

***(c) Deposits***

The Company maintains cash deposits of $103,632 primarily consisted of $100,000 at its clearing broker. This amount is included in receivable from broker-dealers and clearing organizations in the Company's statement of financial condition.



(continued)

*(d) Income Taxes*

The Parent files consolidated Federal, New York State, and New York City income tax returns. Additionally, there are state and local tax returns filed in various other jurisdictions on both a consolidated basis, as well as a separate Company basis. The Company has entered into a tax allocation agreement with the Parent, whereby the Company determines its Federal, state, and local income tax on a separate company basis using the same computational method as the consolidated group. The realization of deferred tax assets is assessed and a valuation allowance is provided for that portion of the asset for which it is more likely than not that it will not be realized on a separate company basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled.

*(e) Use of Estimates*

The preparation of a statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ materially from those estimates.

**(3) Fair Value Measurements**

The Company uses fair value measurements to record fair value adjustments to certain assets to determine fair value disclosures. The Company has adopted Financial Accounting Standard Board (FASB) requirements regarding fair value measurements, which:

- Define fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date;
- Establish a framework for measuring fair value;
- Expand disclosures about instruments measured at fair value; and
- Establish a three-level hierarchy for fair value measurements based on the inputs used in the valuation. The hierarchy provides the basis for certain of the new disclosure requirements, which are dependent upon the frequency of an item's measurement at fair value (recurring versus nonrecurring).

U.S. GAAP establishes a three-level fair value hierarchy that prioritizes techniques used to measure fair value of assets and liabilities, based on the transparency and reliability of inputs to valuation methodologies. The three levels are defined as follows:

Level 1 – Valuations are based on quoted prices in active markets for identical assets or liabilities. Accordingly, valuation of these assets and liabilities does not entail a significant degree of judgment. Examples include most U.S. Government securities and exchange-traded equity securities.

Level 2 – Valuations are based on either quoted prices in markets that are not considered to be active or significant inputs to the methodology that are observable, either directly or indirectly. Examples include

U.S. Agency securities, municipal bonds, corporate bonds, certain residential and commercial mortgage-backed securities, deposits, and most structured notes.

Level 3 – Valuations are based on inputs to the methodology that are unobservable and significant to the fair value measurement. These inputs reflect management's own judgments about the assumptions that market participants would use in pricing the assets and liabilities. Examples include certain commercial loans, certain residential and commercial mortgage-backed securities, private equity investments, and complex over-the-counter derivatives.

The Company has investments in money market funds, which are valued utilizing quoted market prices and are classified as Level 1 assets. The carrying value of the Company's investments as of December 31, 2014 was equal to that of the investments' fair value.

## (4) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company's net capital was $24,258,671, which was $24,008,671 in excess of its required net capital of $250,000.

The Company operates pursuant to the exemptive provisions of Section (k)(2)(ii) of the Securities and Exchange Commission's Computation of Reserve Requirements Rule 15c3-3, and accordingly, all customer transactions are cleared through National Financial Services LLC on a fully disclosed basis.

## (5) Incentive Savings Plan

The Company, with the Parent, has a 401(k) program under which employees may make personal contributions of up to 60% of their pretax earnings by means of payroll deductions. The Company matches 100% of the first 3% of compensation contributed to the plan and 50% of the next 4% of compensation contributed. The Company is allocated a portion of this liability based upon an overall benefits allocation between the Company and the Parent.

## (6) Income Taxes

The Company and the Parent file consolidated Federal, New York State, and New York City tax returns for the year ended December 31, 2015. Additionally, the Company files other state and local returns on a stand-alone basis. The Company has entered into a tax allocation agreement with the Parent.

The provision for income taxes of the Company is determined on a separate company basis using the same computational method as the consolidated group. At December 31, 2015, the Company has a $674,036 tax benefit receivable related to stock-based compensation and a $550,508 receivable from the Parent for its share of the consolidated group's tax expense, which is recorded in due from affiliate on the accompanying statement of financial condition.



(continued)

At December 31, 2015, a net deferred tax asset resulted from temporary differences between the financial reporting amounts and tax bases of certain assets. The components are set forth in the following table:

| | | |
|---|---|---|
| Deferred tax assets: | | |
| Unearned compensation | $ | 944,869 |
| Total deferred tax assets | | 944,869 |
| Deferred tax liabilities: | | |
| Prepaid assets | | (76,004) |
| Depreciation | | (51,506) |
| Total deferred tax liabilities | | (127,510) |
| Net deferred tax asset | $ | 817,359 |

At December 31, 2015, management has concluded that a valuation allowance is not needed based on historical profitability, as well as expected taxable income in future periods.

## (7) Stock-Based Compensation

In March 2004, the Parent adopted the Signature Bank 2004 Long-Term Incentive Plan (the 2004 equity incentive plan or the Plan) for grants to be made to participants, including officers, employees, and consultants. The 2004 equity incentive plan was subsequently amended and restated upon receiving required shareholder approval at the 2008 Annual Shareholders Meeting held on April 17, 2008. The Plan is designed to assist in attracting, retaining, and motivating officers, employees, directors, and/or consultants and provides the Parent and its subsidiaries with a stock plan providing incentives directly related to increases in shareholder value.



(continued)

## (8) Related-Party Transactions

As of year-end December 31, 2015, the Company had a $1,704,828 receivable with the Parent, consisted of a $674,036 tax benefit receivable related to stock-based compensation from the Parent, $550,508 receivable from the Parent for its share of the consolidated group's tax expense, as well as $480,284 receivable from the Parent for SBA activity. The Company acts as agent for and consultant to the Parent on the purchase, assembly, and sale of SBA loans and pools.

## (9) Financial Transactions

In the normal course of business, the Company's client activities involve the execution and settlement of various securities and financial instrument transactions through National Financial Services LLC. In connection with these activities, a client's unsettled trade may expose the Company to off-balance sheet risk in the event the client is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instruments underlying the contract at a loss.

As part of the Company's securities and financial instrument transactions settlement activities, the Company uses securities as collateral. In the event the client is unable to fulfill its contractual obligation, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its obligations. The Company monitors this risk of the Parent by reviewing the market values of financial instruments pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure.

## (10) Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through February 26, 2016, when this financial statement was issued, noting none.